ICE Trade Vault
Code of Business Conduct

November 2015

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INTRODUCTION
ICE Trade Vault's ("Trade Vault") parent company, Intercontinental Exchange Inc., ("ICE") has a robust Global Code of Business Conduct ("Global Code of Business Conduct") with which all ICE employees are expected to comply.  The Global Code of Business Conduct is a compilation of basic principles of conduct for which ICE employees are responsible for knowing and following. These principles represent values critical to ICE's customers and others to conduct business with honesty and integrity.  The Global Code of Business Conduct has been adopted to protect the reputation and integrity of ICE in following uniform standards of ethical conduct.  The term "employee" in the Global Code of Business Conduct is understood to mean officers, directors, and employees.
Trade Vault has additionally adopted the ICE Trade Vault Code of Business Conduct ("Trade Vault Code of Conduct") in order to ensure adherence to the specific requirements of a Security-Based Swap Data Repository ("SBSDR").  The Trade Vault Code of Conduct is a compilation of basic principles of conduct that employees of Trade Vault are responsible to know and abide by when they carry out their duties.  The principles contained in the Global Code of Business Conduct and Trade Vault Code of Conduct constitute the critical values that are necessary for Trade Vault to operate its SBSDR Service in accordance with the relevant regulations of the Security and Exchange Commission ("SEC").  The Trade Vault Code of Conduct has been adopted to protect the reputation and integrity of Trade Vault by prescribing uniform standards of ethical conduct.

STANDARDS
The Global Code of Business Conduct in conjunction with the Trade Vault Code of Conduct are intended to govern the actions and working relationships with current or potential customers, other Trade Vault or ICE employees, competitors or anyone else with whom the Trade Vault employees have contact.  In these relationships, Trade Vault employees must observe the highest standards of ethical conduct.  The success of Trade Vault as a provider of SBSDR services is built upon trust, fair dealing and confidential relationships maintained between Trade Vault and it customers.  Therefore, each employee is expected in all business matters to place its customers' and Trade Vault's interest above his or her own self-interest and to discuss with the Chief Compliance Officer, if any, proposed transaction, issue or concern that reasonably could be expected to give rise to a conflict of interest.
It is Trade Vault's policy that all employees maintain no positions which could conflict with their performance of duties or responsibilities to Trade Vault or affect or could affect independence or judgment concerning transactions between Trade Vault and its customers or others with whom Trade Vault competes or has an existing, pending or potential business relationships or otherwise reflect negatively on Trade Vault.
Employees must resolve any doubt as to the meaning of the Global Code of Business Conduct or the Trade Vault Code of Conduct in favor of good, ethical judgment.  It is the responsibility of each employee to avoid even an appearance of impropriety.

Implicit in the ICE Global Code of Business Conduct and the Trade Vault Code of Conduct is that Trade Vault employees comply with the rules and regulations of any regulator under which it conducts its business.  These Codes prescribe standard of conduct and Trade Vault expects its employees to also abide by the standards as defined in the SEC regulations. Any request made of an employee by any supervisor carries with it, whether or not articulated, the understanding that the employee is to comply with the request only to the extent that he or she can do so while complying with the ICE Global Code of Business Conduct, Trade Vault Code of Conduct and SEC regulations.  Any conflicts between a request and the employee's understanding of the ICE Global Code of Business Conduct or Trade Vault Code of Conduct should be brought to the attention of Senior Management or the Chief Compliance Officer.

FAILURE TO COMPLY
The failure by employees to comply with the provisions of this Code of Conduct is a ground for disciplinary action, including discharge by Trade Vault.  Adherence to the Code is considered a basic condition of employee's association with Trade Vault. If an employee has any doubt as to the propriety of an activity, the employee should consult with the person charged with the administration of this Code, who is the Trade Vault's Chief Compliance Officer or designee.